One Ridgmar Centre 6500 West Freeway, Suite 800 Fort Worth, Texas 76116 817.989.9000 telephone 817.989.9001 facsimile www.approachresources.com

December 23, 2014

Via EDGAR Transmission and FedEx

Via Facsimile Transmittal 703.813.6982

Mr. Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Approach Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-33801

Dear Mr. Horowitz:

This letter sets forth the responses of Approach Resources Inc. (the “Company” or “we,” “us” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to our annual report on Form 10-K for the fiscal year ended December 31, 2013 (our “2013 Form 10-K”). The Staff’s comments were provided to the Company in a letter dated December 16, 2014. For the convenience of the Staff, the text of each comment is reproduced in its entirety followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2. Equity Method Investment, page F-14

1.	We note you recognized a pre-tax gain of approximately $90.7 million on the sale of an oil pipeline system during the fiscal year ended December 31, 2013. Disclosure in your Form 10-K indicates that this pipeline system was used to transport your oil to market and that you entered into an agreement with the buyer of this pipeline system which provides you priority and preference rights for crude oil capacity in future periods. Please describe the significant terms of this arrangement and explain how you concluded that gain recognition was appropriate in the current period with reference to the relevant accounting guidance. As part of your response, please tell us the extent to which you expect to utilize this pipeline compared to its total capacity.

Response:	As disclosed in Note 8 of our 2013 Form 10-K, in October 2013, we entered into an amendment to our crude oil purchase agreement (“COPA”) with JP Energy in connection with the closing of the sale of our equity interests in the oil pipeline. We filed the COPA amendment as Exhibit 10.37 to our 2013 Form 10-K. Certain portions of the COPA amendment were redacted and provided to the Commission separately under a request for confidential treatment; however, the priority and preference rights in the COPA amendment were not redacted.

Mr. Ethan Horowitz

Securities and Exchange Commission

December 23, 2014

The COPA amendment changed the pricing structure of the transportation and marketing fee from a tiered per Bbl fee, with the fee decreasing as volume increases, to a flat per Bbl fee. The Company’s acreage dedicated to the pipeline was expanded by 70,000 acres; however the COPA amendment contained no minimum volume commitments. The pipeline purchaser also granted to the Company the right of first priority and a first preference for crude oil capacity on the pipeline for oil produced from dedicated acreage. Our use of the pipeline accounted for approximately five percent of the total throughput capacity of the pipeline as of September 30, 2014. We considered the terms of the amended COPA agreement to be comparable to, or better than, prior transportation contracts we have negotiated, and we believe the agreement is at market.

ASC 323-10-35-35 states, “Sales of stock of an investee by an investor shall be accounted for as gains or losses equal to the difference at the time of sale between selling price and carrying amount of the stock sold.” This guidance indicated that the gain on sale should be recognized at the time of sale; however we considered the terms of the COPA amendment as these agreements were entered concurrently.

We evaluated whether or not our continued use of the pipeline constituted a lease implicit in the amendment. In order to be deemed a lease, the right to control the use of the pipeline must be conveyed in accordance with ASC 840-10-15-6. The right to control the use of the pipeline is conveyed if (1) the purchaser/lessee has the ability or right to operate the pipeline or direct others to operate the pipeline, (2) the purchaser/lessee has the ability or right to control physical access to the pipeline, or (3) it is remote that one or more parties other than the purchaser/lessee will take more than a minor amount of the output of the pipeline.

The Company does not have the right to operate or instruct others to operate the pipeline, nor does it have the ability or right to control physical access to the pipeline. Therefore, it does not meet either of the first two criteria for establishing the control necessary for treatment as a lease. In addition, as of September 30, 2014, we only used approximately five percent of the total throughput capacity of the pipeline, which represents a minor amount of the throughput of the pipeline capacity. Accordingly, the terms of the COPA amendment do not provide the Company the right to control the pipeline; therefore the transaction does not constitute a sale-leaseback and the gain from the sale of the pipeline does not need to be deferred over the term of the COPA amendment.

Note 9. Oil and Gas Producing Activities, page F-25

2.	It appears that income tax expense presented as part of your disclosure of the results of operations for oil- and gas-producing activities for the fiscal year ended December 31, 2013 is equal to the total provision for income taxes per your statement of operations. Please explain how this presentation complies with the guidance per FASB ASC 932-235-50-25 as the gain recognized on the sale of the Wildcat oil pipeline system and the related tax expense do not appear to be part of your oil and gas producing activities.

Mr. Ethan Horowitz

Securities and Exchange Commission

December 23, 2014

Response:	As noted in the Staff’s comment above, ASC 932-235-50-25 specifies the computation of the disclosure of income taxes related to oil- and gas- producing activities. In responding to the Staff’s comment, the Company determined that the disclosure of income taxes related to oil- and gas- producing activities in its 2013 Form 10-K should have been $25 million instead of $42.5 million, as we inadvertently included income tax expense of $42.5 million from our consolidated statement of operations in the referenced disclosure. However, the results of operations for oil- and gas- producing activities disclosures related to revenues, production costs, exploration expense and depletion are in accordance with ASC 932-235-50, and excluded the gain recognized on the sale of the pipeline system as well as corporate expenses.

The identified disclosure difference had no impact to amounts reported on the Company’s consolidated balance sheet, consolidated statement of operations, consolidated statement of changes in stockholders’ equity or consolidated statement of cash flows for the year ended December 31, 2013. The Company concluded this disclosure difference to be both quantitatively and qualitatively immaterial as it is not probable that the judgment of a reasonable person relying upon our financial statements would be changed or influenced by the correction of the disclosure. Therefore, we propose to correct this error prospectively in future filings, beginning with the Company’s upcoming annual report on Form 10-K for the fiscal year ended December 31, 2014, which will be filed by the Company on or before March 2, 2015.

Closing

In addition, pursuant to the Staff’s letter, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ethan Horowitz

Securities and Exchange Commission

December 23, 2014

In the event that you have questions or disagree with our conclusions, we respectfully request that you contact the undersigned at (817) 989-9000 so that we may arrange a conference call to discuss our responses or make any additional submissions in support of our conclusions.

Sincerely,

/s/ Sergei Krylov
Sergei Krylov
Executive Vice President and Chief Financial Officer

cc:	Diane Fritz, Staff Accountant

J. Ross Craft, Chairman, President and Chief Executive Officer

Wesley P. Williams, Thompson & Knight LLP